FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004.

ROGERS WIRELESS INC. (Translation of registrant’s name into English)

One Mount Pleasant Road, 6th Floor
Toronto, Ontario M4Y 2Y5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  [X]     Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes    [  ]    No    [X]

Signatures
Exhibit Index
EX-99.1: MANAGEMENTS DISCUSSION & ANALYSIS

This Form 6-K/A amends Form 6-K filed on February 17, 2004. Attached to the original Form 6-K was an earnings release containing financial and operating information for the quarter and year ending December 31, 2003 for Rogers Wireless Inc. Attached to this Form 6-K/A is an amended version of the earnings release. The amended version of the earnings release removes a non-GAAP financial measure (operating profit cash flow) that had been historically included in the registrant's disclosure documents. No other changes to the original earnings release have been made.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS INC.

By:	/s/ John R. Gossling

John R. Gossling
Senior Vice President and
Chief Financial Officer

Date:	February 17, 2004

Exhibit Index

Exhibit Number	Description

99.1	Management’s Discussion & Analysis and Audited Financial Statements of Rogers Wireless Inc. for the year ended December 31, 2003.